Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MIND TECHNOLOGY, INC.

MIND Technology, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: At a meeting of the Board of Directors of the Corporation (the “Board”) resolutions were duly adopted authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware amendments (the “Amendment”) to the Corporation’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) to add a paragraph to Section 4.1 of Article IV of the Certificate of Incorporation.

SECOND: Section 4.1 of the Certificate of Incorporation is hereby amended and restated as follows:

“SECTION 4.1.         Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is forty-two million (42,000,000) shares, comprised of two classes as follows: forty million (40,000,000) shares of common stock, par value one cent ($0.01) per share (the “Common Stock”), and two million (2,000,000) shares of preferred stock, par value one dollar ($1.00) per share (the “Preferred Stock”).

Effective immediately upon the effectiveness of the Certificate of Amendment adding this paragraph to Article IV, Section 4.1 of this Amended and Restated Certificate of Incorporation of the Corporation (the “Effective Time”), each ten (10) shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur automatically without any further action by the Corporation or its stockholders and whether or not any certificate representing such shares of Old Common Stock is surrendered to the Corporation. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock. No fractional shares shall be issued upon the reclassification and combination. Each stockholder who would otherwise be entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split will receive one whole share of Common Stock in lieu of such fractional share. Following the Effective Time, each share of Old Common Stock shall thereafter represent that number of shares of Common Stock into which the shares of Old Common Stock shall have been reclassified and combined, subject to the elimination of fractional share interests as described above.”

THIRD: Pursuant to a resolution of the Board, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the Amendment.

FOURTH: The Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FIFTH: The Amendment shall be effective upon filing with the Delaware Secretary of State.

SIXTH: Except as herein amended, the Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed and acknowledged this Certificate of Amendment on this 12th day of October, 2023.

MIND TECHNOLOGY, INC.

By:	/s/ Robert P. Capps
Name:	Robert P. Capps
Title:	Chief Executive Officer and President

[Signature Page to Amendment to Certificate of Incorporation]